From:	Cowan, Mark A.
Sent:	Monday, October 25, 2010 10:04 AM
To:	Comer, Jacob E.
Subject:	RE: RiverSource Variable Series Trust N-14

Jacob,

Here are our comments on the N-14. I understand that you have already spoken with Patsy Mengiste regarding comments on a similar filing for the retail funds. In the event you have worked out comments with Ms. Mengiste that render our comments inapplicable, we would defer to those resolutions. Also, as we discussed, we are available to schedule a conference call to discuss any questions you may have regarding our comments.

Thanks,

Mark Cowan

1   **Fee Tables**

        a.   With regards to Proposals 1, 2 and 4, please explain supplementally why 'other expenses' of the acquiring fund are expected to increase on a pro forma basis as a result of the reorganization.

        b.   Proposal 1. Please delete footnotes 1 and 4, which state "Management fees are composed of an investment management services fee of x.xx% and an administration fee of x.xx%." because the disclosure is not required or permitted by Item 3 to Form N-1A. Also, please delete footnote 2, which describes a voluntary fee waiver because the disclosure is not required or permitted by Item 3.

        c.   Proposal 2. Please delete footnotes 2 and 3 as well as the first sentence of footnotes 4 and 5 because the disclosure is not required or permitted by Item 3 to Form N-1A.

        d.   Proposal 3 and 4. Please delete footnote 2, which describes a voluntary fee waiver because the disclosure is not required or permitted by Item 3. Please delete the first sentence of footnotes 3 and 4 because the disclosure is not required or permitted by Item 3 to Form N-1A.

        e.   We note that 'other expenses' of each of the acquiring funds differ from the amounts shown in the fee table in the April 30, 2010 prospectus. What accounts for the difference?

        f.   With regards to Proposal 1, please confirm the management fee rate of the acquiring and combined fund. Should the rate be shown as .48%?

        g.   With regards to Proposal 2, explain in footnote 2 that the total annual fund operating expenses will not correlate to the ratio of expenses to average net assets shown in the financial highlights table because the financial highlights do not include the effects of acquired fund fees and expenses.

        h.   As a condition to the closing of the reorganizations under Proposals 3 and 4, shareholders of the acquiring funds will have approved the proposed investment management services agreement approved by each fund's Board in September, 2010. On page 50, however, the disclosure refers to approval of a proposed "amended" investment management services agreement. If there are any changes to the agreement, please describe the changes, including whether any changes in the management fee rates have been reflected in the pro forma combined fee tables.

2.   **Examples**

In the narrative, please include a statement that the example does not reflect fees or expenses assessed in connection with the variable insurance contract and actual expenses may be higher as a result.

3.   **Performance**

a.   <u>All Proposals</u>. Please delete footnote * to the bar chart and table for the Buying Fund as it is not required or permitted by the form.

b.   We note the caption "Annual Total Returns" was used in lieu of the form required caption "Average Annual Total Returns?" Please use captions in the form to enhance comparability.

c.   <u>Proposal 1 and 2</u>. Please delete footnote 3 and 4 to the Selling Fund table as the disclosure is not required or permitted by the form. Also, please delete footnote 2 and 4 to the Buying Fund table as the disclosure is not required or permitted by the form. In addition, per Instruction 2(b) to Item 4, please move the disclosure in footnote 3 (regarding information about the secondary index) to the narrative of the Buying Fund table.

d.   We note that with respect to Proposal 2, the index used for performance comparison with the acquired fund should be gross, reflecting no deduction for taxes (page 33).

e.   <u>Proposal 3 and 4</u>. Please delete footnote 2 and 3 to the Selling Fund table as the disclosure is not required or permitted by the form. Also, please delete footnote 2 and 4 to the Buying Fund table as the disclosure is not required or permitted by the form. Also, per Instruction 2(b) to Item 4, please move the disclosure in footnote 3 (regarding information about the secondary index) to the narrative of the Buying Fund table.

f.   With regards to Proposal 4, please delete references to Class 2 shares of the acquiring fund, since this class of shares will not be issued in connection with the reorganization (pages 48-49).

4.   **Quorum**

Please consider clarifying that (due to the use of mirror voting) the presence at the meeting of the participating insurance companies will be sufficient to constitute a quorum of all the shares of the Fund.

5.   **Solicitation of Proxies**

Please explain the reason for the bracketed disclosure in this section (p. 58).

6.   **Capitalization Tables**

a.   Include a footnote to explain the adjustments to shares outstanding.

b.   With regards to Proposal 3, please confirm the following pro forma combined amounts:

(a) Class 3 net assets. Should the amount read $1,390,730,193?
(b) Total net assets. Should the amount read $2,685,399,396?

c.   With regards to Proposal 4, please reflect the exchange of Class 1 shares of the acquiring fund for both Class A and Class B shares of the acquired fund. Currently, the table shows Class 2 shares of the acquiring fund being exchanged for Class B shares of the acquired fund.

7.   **Financial Highlights**

a. Please note that the financial highlights of Class 2 shares of Mid Cap Value Fund are not required to be included since that share class is not involved in the reorganization.

b. Please delete 'For periods ended 2009 and after' from the third sentence of the preamble.

8. **Repositioning Costs**

If the funds will incur brokerage or other transaction costs to reposition the portfolios in connection with the reorganizations, provide an estimate of the costs. Reflect the costs as an adjustment in the capitalization table, reducing the net assets of the combined fund, and explain the adjustment in a footnote to the table.

9. **Exhibit A**

a. Please explain to us why reorganization costs will be paid by the acquiring fund in Proposal 1. We note that the pro forma fee table shows an increase in expenses for acquiring fund shareholders.

b. Please explain to us why no reorganization costs will be paid by the acquired fund in Proposal 4. We note that the pro forma fee table shows a decrease in expenses for acquired fund shareholders.

10. **Statement of Additional Information**

a. Please update the financial statements of the acquired and acquiring funds in accordance with Article 3-18 of Reg. S-X. Note that this may be satisfied by incorporating the June 30, 2010 financial statements by reference.

b. Under 'Independent Registered Public Accounting Firms', please specify that the financial statements of the acquired fund may be found in the annual report to shareholders for the fiscal year ended December 31, 2009.

11. **Tandy**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark A. Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
(202) 551-6765

From: Comer, Jacob E. [mailto:Jacob.Comer@ropesgray.com]
Sent: Tuesday, September 28, 2010 6:18 AM
To: Cowan, Mark A.
Cc: McCabe, Brian D.
Subject: RiverSource Variable Series Trust N-14

Mr. Cowan,

As requested, attached is an electronic copy of the N-14 filed yesterday for RiverSource Variable Series Trust. Also, as we discussed, below is a list of the documents incorporated by reference into the proxy statement/prospectus or the SAI, along with file and/or accession numbers for your convenience.

The prospectus and SAI of each Selling Fund, dated April 29, 2010: file no. 033-14954, accession no. 0001193125-10-099498.
Supplements to the foregoing: accession nos. 0001193125-10-102121; 0001193125-10-103164; 0001193125-10-192148; 0001193125-10-200362.
The annual report of each Selling Fund, dated December 31, 2009: accession no. 0001104659-10-010795.
The semiannual report of each Selling Fund, dated June 30, 2010: accession no. 0001104659-10-046484.
The annual report of each Buying Fund, dated December 31, 2009: accession no. 0000950123-10-021302.

Best regards,

Jacob E. Comer
ROPES & GRAY LLP
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Boston, MA 02110-2624
Jacob.Comer@ropesgray.com
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